Exhibit 3.02

ML TREND-FOLLOWING FUTURES FUND L.P.

TENTH AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT

Dated as of
April 30, 2012

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC
GENERAL PARTNER

ML TREND-FOLLOWING FUTURES FUND L.P.

TENTH AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT

TABLE OF CONTENTS
Page

1.	Formation and Name	1
2.	Principal Office	1
3.	Business	1
4.	Term, Fiscal Year and Net Assets	1
5.	Net Worth of General Partner	2
6.	Capital Contributions	2
7.	Allocation of Profits and Losses; Taxation	2
8.	Management of the Partnership	4
9.	Audits and Reports	7
10.	Assigning Units	8
11.	Redeeming Units	8
12.	Offering of Units	9
13.	Power of Attorney	9
14.	Withdrawal of a Partner	9
15.	Standard of Liability; Indemnification	9
16.	Amendments; Meetings	11
17.	Benefit Plan Investors	12
18.	GOVERNING LAW	13
19.	Miscellaneous	13

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC
General Partner

(i)

ML TREND-FOLLOWING FUTURES FUND L.P.

TENTH AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT

This Tenth Amended and Restated Limited Partnership Agreement (this “Agreement”) is made as of April 30, 2012, by and among Merrill Lynch Alternative Investments LLC, a Delaware limited liability company, as general partner (together with its predecessor entities, the “General Partner”), and those persons who shall invest in the units of limited partnership interest (“Units”) created pursuant to this Agreement and shall therefore be admitted as limited partners (such persons being hereinafter referred to collectively as the “Limited Partners” and together with the General Partner, the “Partners”).

WITNESSETH:

1.   Continuation and Name.

The parties hereby continue ML Trend-Following Futures Fund L.P. (formerly, ML JWH Strategic Allocation Fund L.P.) (the “Partnership”) under the Delaware Revised Uniform Limited Partnership Act (the “Act”).

2.   Principal Office.

The principal office of the Partnership is c/o the General Partner, 4 World Financial Center, 250 Vesey Street, 10th Floor, New York, New York 10080; telephone: (866) 637-2587.  The registered office and agent for service of process in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

3.   Business.

(a)   Business.  The Partnership’s business is to trade futures and forward contracts on all manner of commodities, financial instruments and currencies; physical commodities; securities; and any rights, interests or options relating to the foregoing.  The Partnership may engage in all activities necessary, convenient or incidental to the foregoing businesses.

(b)   Objective.  The objective of the Partnership’s business is substantial capital appreciation of its assets through speculative trading.

(c)   The FuturesAccess Funds. Beginning June 1, 2007, the Partnership invested in four of the funds offered within the FuturesAccessSM Program (collectively, the “FuturesAccess Funds”) private commodity pools sponsored by the General Partner and managed by the trading advisors (the “Trading Advisors”) unaffiliated with the General Partner.  On an ongoing basis, the General Partner will allocate and reallocate the Partnership’s assets among different FuturesAccess Funds as well as possibly among other private investment funds.

4.   Term, Fiscal Year and Net Assets.

(a)   Term.  The Partnership began on December 11, 1995 and will dissolve on the earlier of:  (1) December 31, 2026; (2) receipt by the General Partner of 90 days’ notice to dissolve from Limited Partners owning more than 50% of the outstanding Units;  (3) withdrawal, insolvency or dissolution of the General Partner, or any other event that causes the General Partner to cease to be a general partner of the Partnership unless (i) at the time of such event, there is at least one remaining general partner of the Partnership who carries on the business of the Partnership, or (ii) within 90 days after such event, all Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of such event, of one or more general partners of the Partnership; (4) a decline in the aggregate Net Assets (as defined below) of the Partnership to less than $250,000;

(5) a decline in the Net Asset Value (as defined below) per Unit to $25 or less; (6) dissolution of the Partnership as otherwise provided in this Agreement; or (7) any other event requiring dissolution.

Upon dissolution of the Partnership, the General Partner, or another person approved by a majority of the Units, shall act as liquidator trustee.

(b)   Fiscal Year.  January 1 through December 31.

(c)   Net Assets.  “Net Assets” and “Net Asset Value” shall mean the Partnership’s assets less its liabilities as determined in accordance with generally accepted accounting principles.

A future or futures option traded on a United States commodity exchange is valued at its settlement price.  If such a contract cannot be liquidated, the settlement price on the first day on which it can be liquidated is used or such other value as the General Partner deems fair and reasonable.  The liquidating value of a forward or of a futures or futures option not traded on a United States commodity exchange is its liquidating value as determined by the General Partner on a basis consistently applied for each different type of contract.

The Partnership’s liability for reimbursing its organizational and initial as well as ongoing offering costs to the General Partner reduced or reduces Net Assets only as paid out or amortized.

Reserves may be created and charged against Net Assets in the discretion of the General Partner.

5.   Net Worth of General Partner.

The General Partner will not permit its net worth to decline below $10 million without the consent of holders of a majority of the Units.

6.   Capital Contributions.

The Partners’ respective capital contributions to the Partnership (“Capital Contributions”) shall be as shown on the books and records of the Partnership.

7.   Allocation of Profits and Losses; Taxation.

(a)   Capital Accounts and Financial Allocations.  Each Limited Partner shall have a capital account, the initial balance of which is equal to the amount contributed by such Limited Partner to the Partnership, and which shall be (i) debited by distributions to such Limited Partner and decreases in the Partnership’s Net Assets allocated to such Limited Partner pursuant to the next paragraph and (ii) credited with additional capital contributed to the Partnership by such Limited Partner and increases in the Partnership’s Net Assets allocated to such Limited Partner pursuant to the next paragraph.

As of the close of business (as determined by the General Partner) on the last business day of each month, any increase or decrease in the Partnership’s Net Assets during such month shall be credited or charged to the Limited Partners’ capital accounts, pro rata in the proportion to their outstanding Units.

(b)   Tax Matters Partner.  The General Partner is the “tax matters partner” of the Partnership.

(c)   Tax Allocations.  As of each December 31, income and expense and capital gain or loss shall be allocated among the Partners for tax purposes.  Capital Gain and Capital Loss (as defined below) shall be allocated separately and not netted.

(1)   First, items of ordinary income and expense, including all items of gain and loss attributable to cash management activities, shall be allocated to the Limited Partners, pro rata in proportion to their Units outstanding as of the end of each month in which such items accrued.

(2)   Second, Capital Gain or Capital Loss shall be allocated as follows:

(A)   Each Unit has a tax account with an initial balance equal to the amount paid for such Unit.  As of the end of each month, the balance of such tax account shall be reduced by the Unit’s allocable share of any amount paid or amortized by the Partnership in respect of such month for the costs of the ongoing offering of the Units.  These adjustments shall be made prior to the following allocations of Capital Gain or Loss.

As of the end of each fiscal year:

(i)   Each Unit’s tax account shall be increased by the amount of income or Capital Gain allocated in respect of such Unit pursuant to Sections 7(c)(1) and 7(c)(2)(C).

(ii)   Each Unit’s tax account shall be decreased by the amount of expense or Capital Loss allocated in respect of such Unit pursuant to Sections 7(c)(1) and 7(c)(2)(E) and by the amount of any distributions made in respect of such Unit other than upon redemption.

(iii)   When a Unit is redeemed, its tax account is eliminated.

(B)   Each Partner who redeems a Unit during or as of the end of a fiscal year shall be allocated Capital Gain up to the amount of the excess of the amount received on the redemption of such Unit (before taking into account any early redemption charges) over the tax account allocable to such Unit (any such excess being referred to as an “Excess”).  In the event that the aggregate amount of Capital Gain available to be allocated pursuant to this Section 7(c)(2)(B) is less than the aggregate amount of Capital Gain required to be so allocated, the aggregate amount of available Capital Gain shall be allocated among all such Partners in the ratio which each such Partner’s aggregate Excess bears to the aggregate Excess of all such Partners.

(C)   Capital Gain remaining after the allocation described in Section 7(c)(2)(B) shall be allocated among all Limited Partners whose capital accounts are in excess of their aggregate tax accounts for their Units based on the ratio of each such Partner’s Excess to the aggregate Excess of all such Partners.  Any remaining Capital Gain shall then be allocated to all Limited Partners, pro rata in proportion to their outstanding Units.

(D)   Each Partner who redeems a Unit during or as of the end of a fiscal year shall be allocated Capital Loss up to the amount of the sum of the excess of the tax account allocable to such Unit over the amount received on the redemption of such Unit (before taking into account any early redemption charges; and such excess being referred to as a “Negative Excess”).  In the event the aggregate amount of Capital Loss available to be allocated pursuant to this Section 7(c)(2)(D) is less than the aggregate amount required to be so allocated, the aggregate amount of available Capital Loss shall be allocated among all such Partners in the ratio that each such Partner’s Negative Excess bears to the aggregate Negative Excess of all such Partners.

(E)   Capital Loss remaining after the allocation described in Section 7(c)(2)(D) shall be allocated among all Partners with outstanding Units whose aggregate tax accounts are in excess of their capital accounts based on the ratio of each such Partner’s Negative Excess to the aggregate Negative Excess of all such Partners.  Any remaining Capital Loss shall then be allocated to all Partners, pro rata in proportion to their outstanding Units.

(F)   For purposes of this Section 7(c)(2), “Capital Gain” or “Capital Loss” shall mean gain or loss characterized as gain or loss from the sale or exchange of a capital asset by the Internal Revenue Code of 1986, as amended (the “Code”), provided, however, that Capital Gain and Loss shall not include gain or loss relating to cash management activities which shall be allocated pursuant to Section 7(c)(1).

(3)   The Partnership’s intent is to allocate taxable profit and loss the same way as financial profit and loss, trying to eliminate any difference between a Partner’s capital account and his or her tax account, consistent with principles set forth in Section 704 of the Code, including without limitation a “Qualified Income Offset.”

(4)   The allocations of profit and loss shall not exceed the allocations permitted under Subchapter K of the Code, as determined by the General Partner.

(5)   The General Partner’s interest in the Partnership is treated on a Unit-equivalent basis for allocation purposes.

The General Partner may adjust the allocations set forth in this Section 7(c), in its discretion, if the General Partner believes that doing so will achieve more equitable allocations or ones more consistent with the Code.

(d)   Expenses.  The General Partner was reimbursed by the Partnership for organizational and initial offering costs in 24 monthly installments ending June 30, 1998.

The Partnership bears all of its routine legal, accounting, operational and administrative expenses, including the costs of the continuous offering of the Units, filing fees, any applicable taxes and charges incidental to trading (such expenses and costs collectively referred to herein as the “Administrative Fees”).  None of the General Partner’s “overhead” expenses (including, but not limited to, salaries, rent and travel expenses) are charged to the Partnership, and ongoing selling agent compensation is paid by the General Partner.

Prior to June 1, 2007, the Partnership’s brokerage commissions and Administrative Fees constituted a single annual “Wrap Fee,” paid by the Partnership in an amount of 6.5% of the Partnership’s average month-end Net Asset Value.  Effective June 1, 2007, the Partnership commenced paying a Wrap Fee in an amount of 4.0% of the Partnership’s average month-end Net Asset Value.   The General Partner may waive or reduce the Wrap Fee for certain Limited Partners without entitling any other Limited Partner to any such waiver or reduction.

The Wrap Fee is in addition to such other direct expenses as the General Partner may approve from time to time, including the management fees and performance fees of the Trading Advisors and the Partnership’s pro rata share, as an investor in the FuturesAccess Funds, of such FuturesAccess Funds’ brokerage commissions, subject to the following limitations:

The General Partner pays the ongoing selling agent compensation due on the Units.

The Partnership will pay any taxes applicable to it and any charges incidental to its trading.

(e)   Limited Liability of Limited Partners.  Each Unit, when purchased in accordance with this Agreement, shall be fully-paid and nonassessable, except as otherwise provided by law.

8.   Management of the Partnership.

(a)   General.  The General Partner shall have full authority to manage the business of the Partnership, and may take such actions relating to the business of the Partnership as the General Partner deems necessary or advisable and which are consistent with the terms of this Agreement.

The General Partner has authority to cause the Partnership to take such actions as the General Partner may deem appropriate, subject to the fiduciary obligations and other restrictions applicable to the General Partner as general partner of the Partnership.

The General Partner shall determine what distributions, if any, shall be made to the Partners.

The General Partner shall have the authority and power on behalf and in the name of the Partnership to execute: (i) this Agreement, including any amendments; (ii) certificates of limited partnership or assumed name, including amendments, with respect to the Partnership; (iii) all conveyances and other instruments which the General Partner deems appropriate to qualify or continue the Partnership in the State of Delaware and any other jurisdictions in which may be required to be filed by the Partnership or the Partners under the laws of any jurisdiction; and (iv) to file, prosecute, defend, settle or compromise litigation, claims or arbitrations on behalf of the Partnership.

All Limited Partners consent to the General Partner’s selection of:  (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated as the Partnership’s commodity broker (the “Clearing Broker”); (ii) Merrill Lynch International Bank as a currency dealer for the Partnership (the “F/X Prime Broker”); and (iii) the Clearing Broker as the Partnership’s custodian.

The General Partner is specifically authorized by each Limited Partner to enter into the cash management arrangements described in the Partnership’s confidential disclosure document, as it may be amended from time to time (the “Disclosure Document”).

The General Partner is hereby specifically authorized to enter into, deliver and perform on behalf of the Partnership the business arrangements referred to in the Disclosure Document.

(i)   The General Partner may engage such persons as the General Partner in its sole judgment shall deem advisable for operating the business of the Partnership; provided, that no such arrangement shall allow brokerage commissions and Administrative Fees above those described in the Disclosure Document or permitted under applicable North American Securities Administrators Association, Inc. Guidelines for the Registration of Commodity Pool Programs (the “NASAA Guidelines”) in effect as of the date of the Disclosure Document, whichever is higher.

(ii)   The General Partner will reimburse the Partnership, on an annual basis, to the extent that the Partnership’s brokerage commissions plus any Administrative Fees have exceeded 14% of the Partnership’s average month-end Net Assets during the preceding year.

(iii)   The Partnership’s brokerage commissions and Administrative Fees, taken together, may not be increased above an annual level equal to 8% of the Partnership’s average month-end assets without the unanimous consent of all Limited Partners.

(iv)   The General Partner shall reimburse the Partnership for any fees paid by the Partnership to any trading advisor during any fiscal year, to the extent that such fees exceed the 6% annual management fees and the 15% of new trading profits quarterly profit shares contemplated by the NASAA Guidelines during such year, as such fees may be adjusted in compliance with the NASAA Guidelines.  Any such reimbursement shall be made on a present value basis, fully compensating the Partnership for having made payments at any time during the year which would not otherwise have been due from it.  The General Partner shall disclose any such reimbursement in the Annual Report delivered to Limited Partners.

No compensation paid by the Partnership to any party may be increased without prior written notice to Limited Partners within sufficient time for them to redeem prior to such increase becoming effective.  Such notification shall contain a description of Limited Partners’ voting and redemption rights as well as a description of any material effect of such increase.

Any goods and services provided to the Partnership by the General Partner shall be provided at rates and terms at least as favorable as those which may be obtained from third parties in arm’s-length negotiations.  All of the expenses which are for the Partnership’s account shall be billed directly to the Partnership.

Any material change in the Partnership’s basic investment policies or structure requires the approval of a majority of the Units.

(b)   Fiduciary Duties.  The General Partner shall have a fiduciary duty to conduct the affairs of the Partnership in the best interests of the Partnership.  The Limited Partners will under no circumstances be deemed to have contracted away the obligations owed to them by the General Partner under the common law.

The General Partner’s fiduciary duty includes, among other things, the safekeeping of all Partnership funds and assets and the use thereof for the benefit of the Partnership.  The funds of the Partnership will not be commingled with the funds of any other person or entity; however, deposit of funds with a commodity or securities broker, clearinghouse or forward dealer or entering into joint ventures or partnerships shall not be deemed to constitute “commingling” for these purposes.

The General Partner shall at all times act with integrity and good faith and exercise due diligence in all activities relating to the conduct of the business of the Partnership and in resolving conflicts of interest.  The Partnership’s brokerage arrangements shall be non-exclusive, and the brokerage commissions paid by the Partnership shall be competitive.  The Partnership shall seek the best price and services available for its commodity transactions.

(c)   Loans; Investments.  The Partnership shall not make loans.  The General Partner shall make no loans to the Partnership unless approved by the Limited Partners in accordance with Section 16(a).  If the General Partner makes a loan to the Partnership, the General Partner shall not receive interest in excess of its interest costs, nor may the General Partner receive interest in excess of the amounts which would be charged to the Partnership (without reference to the General Partner’s financial resources or guarantees) by unrelated banks on comparable loans for the same purpose.  The General Partner shall not receive “points” or other financing charges or fees regardless of the amount.

Without prior notice to Limited Partners, the Partnership shall invest only in FuturesAccess Funds, and shall not invest in any debt instruments other than government securities and other investments authorized by the Commodity Futures Trading Commission (the “CFTC”), or in any equity security.

(d)   Certain Conflicts of Interest Prohibited.  No person or entity may receive, directly or indirectly, any advisory fees or profit shares from entities in which the Partnership participates, for investment advice or management who shares or participates in any commodity brokerage commissions paid by the Partnership; and no broker may pay, directly or indirectly, rebates or give-ups to any Trading Advisor, the General Partner or any of their respective affiliates.  Such prohibitions may not be circumvented by any reciprocal business arrangements; provided, however, that the foregoing shall not prohibit the payment, from the commodity brokerage commissions paid by the Partnership, of fees for cash management services to the Partnership.  No Trading Advisor for the Partnership shall be affiliated with the Partnership’s commodity broker, the General Partner or any of their affiliates.

(e)   Certain Agreements.  Any agreements between the Partnership and the General Partner or any affiliate of the General Partner shall be terminable by the Partnership on no more than 60 days’ written notice.

All trading advisors used by the Partnership must satisfy the experience requirements of the NASAA Guidelines.

The maximum period covered by any contract entered into by the Partnership, except for the various provisions of the Selling Agreement which survive the final closing of the sale of the Units, shall not exceed one year.

(f)   No “Pyramiding.”  The Partnership is prohibited from “pyramiding.”

(g)   Other Activities.  The General Partner engages in other business activities and shall not be required to refrain from any such activities, whether or not in competition with the Partnership.  Neither the Partnership nor any of the Limited Partners shall have any rights in such activities.  Limited Partners may similarly engage in any such other business activities.

The General Partner shall devote to the Partnership such time as the General Partner deems advisable to conduct the Partnership’s business.

9.   Audits and Reports.

The Partnership’s books shall be audited annually by an independent certified public accountant.  The Partnership will use its best efforts to cause each Limited Partner to receive (i) within 90 days, but in no event later than 120 days, after the close of each fiscal year certified financial statements of the Partnership for the fiscal year then ended, (ii) no later than March 15 all tax information relating to the prior fiscal year necessary to complete its federal income tax return and (iii) such other information as the CFTC may by regulation require.

The General Partner shall include in the Annual Reports sent to Limited Partners an estimate of the round-turn equivalent brokerage commission rate paid by the Partnership during the preceding year.

The General Partner will, with the assistance of the Partnership’s commodity broker, make an annual review of the Partnership’s commodity brokerage arrangements.  In connection with such review, the General Partner will determine, to the extent practicable, the commodity brokerage rates charged to other major commodity pools whose trading and operations are, in the opinion of the General Partner, comparable to those of the Partnership, in order to assess whether the rates charged to the Partnership are competitive in light of the services it receives.  If, as a result of such review, the General Partner determines that such rates are not so competitive, the General Partner will notify the Limited Partners, describing the rates charged to the Partnership and several funds which are, in the General Partner’s opinion, comparable to the Partnership.

In addition to the undertakings in the preceding paragraph, the Partnership will seek the best price and services available on its commodity brokerage transactions.  All brokerage transactions will be effected at competitive rates.  The General Partner will annually review the brokerage rates paid by the Partnership to guarantee that the criteria set forth in this paragraph are followed.  The General Partner may not rely solely on the rates charged by other major commodity pools in complying with this paragraph.

Limited Partners or their duly authorized representatives may inspect the Partnership’s books and records, for any purpose reasonably related to their status as Limited Partners in the Partnership, during normal business hours upon reasonable written notice to the General Partner.  They may also obtain copies of such records upon payment of reasonable reproduction costs; provided, however, that such Limited Partners shall represent that the inspection and/or copies of such records will not be for commercial purposes unrelated to such Limited Partners’ interest in the Partnership.

The General Partner shall calculate the approximate Net Asset Value per Unit on a daily basis and furnish such information upon request to any Limited Partner.

The General Partner will send written notice to each Limited Partner within 7 days of any decline in the Partnership’s Net Asset Value or in the Net Asset Value per Unit to 50% or less of such Net

Asset Value as of the previous month-end.  Any such notice shall contain a description of Limited Partners’ voting rights.

The General Partner shall maintain and preserve all Partnership records for a period of not less than 6 years.

10.   Assigning Units.

Each Limited Partner agrees that he or she will not assign, transfer or otherwise dispose of any interest in his or her Units in violation of any applicable federal or state securities laws or without giving written notice to the General Partner.  No assignment, transfer or disposition of Units shall be effective against the Partnership or the General Partner until the first day of the month following the month in which the General Partner receives such notice.  The General Partner may, in its sole discretion, waive any such notice.

No assignee, except with the consent of the General Partner, may become a substituted Limited Partner.  The General Partner intends to so consent, provided that the General Partner and the Partnership receive an opinion of counsel to the General Partner that such admission will not adversely affect the tax classification of the Partnership as a partnership. If the General Partner withholds consent, an assignee shall not become a substituted Limited Partner, and shall not have any of the rights of a Limited Partner, except that the assignee shall be entitled to receive that share of capital and profits and shall have that right of redemption to which his or her assignor would otherwise have been entitled.

Each Limited Partner agrees that with the consent of the General Partner any assignee may become a substituted Limited Partner without the consent of any Limited Partner.

11.   Redeeming Units.

Units may be redeemed as of the close of business on the last day of any month, provided that all liabilities, contingent or otherwise, of the Partnership have been paid or there remains property of the Partnership sufficient to pay them.

Any number of whole Units may be redeemed; provided that the General Partner may allow fractional Units to be redeemed.

Requests for redemption must be received by the General Partner at least 10 calendar days before the requested redemption date.  Such requests need not be in writing so long as the redeeming Limited Partner has a Merrill Lynch or U.S. Trust securities investment account.

If, as of the close of business on any day, the Net Asset Value per Unit has decreased (i) to $50 or less, after adding back all distributions or (ii) to below 50% of the prior month’s Net Asset Value per Unit, the Partnership will liquidate all open positions as expeditiously as possible and suspend trading.  Within 10 business days after the suspension of trading, the General Partner will declare a “Special Redemption Date,” which will be a business day within 30 business days from the suspension of trading.  The General Partner shall mail notice of such Special Redemption Date to each Limited Partner by first-class mail, postage prepaid, not later than 10 business days prior to such Special Redemption Date, together with instructions as to the procedure such Limited Partner must follow to have his or her Units redeemed on such Special Redemption Date (in general, Limited Partners will be required to redeem all of their Units on a Special Redemption Date if any are redeemed).  A Partner who redeems will receive the Net Asset Value of his or her Units, determined as of the close of business on such Special Redemption Date.  No redemption charges will apply on any such date.  If, after a Special Redemption Date, the Net Assets of the Partnership are at least $250,000 and the Net Asset Value per Unit is in excess of $25, the Partnership may, in the discretion of the General Partner, resume trading.

The General Partner, in its discretion, may declare a Special Redemption Date.  If the General Partner does so, the General Partner need not again call a Special Redemption Date.

The General Partner may, in its discretion, declare additional regular redemption dates for Units, permit certain Limited Partners to redeem at other than month-end and waive the 10-day notice period otherwise required to effect redemptions.

Redemption payments will be made within 10 business days after the month-end of redemption, except that under special circumstances, including, but not limited to, inability to liquidate commodity positions as of a redemption date or default or delay in payments due the Partnership, the Partnership may correspondingly delay redemption payments.

Distributions or redemption payouts made to Limited Partners may be made in cash or in kind, provided that such in-kind distribution or payout is not adverse to Limited Partners.

The General Partner may require a Limited Partner to redeem all or part of such Limited Partner’s Units if the General Partner considers doing so to be desirable for the protection of the Partnership, and will use best efforts to do so to the extent necessary to prevent the assets of the Partnership from being treated for any purpose of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code as assets of any “employee benefit plan” as defined in and subject to ERISA or of any “plan” as defined in and subject to Section 4975 of the Code (or any corresponding provisions of succeeding law).

12.   Offering of Units.

The General Partner may, in its discretion, continue or terminate the offering of the Units on a public or private basis.

All sales of Units in the United States will be conducted by registered brokers.

13.   Power of Attorney.

Each Limited Partner hereby irrevocably appoints the General Partner and each officer of the General Partner, with full power of substitution, as his or her true and lawful attorney-in-fact, in his or her name, place and stead, to execute, acknowledge, swear to, deliver and file, record in public offices and publish:  (i) this Agreement, including any amendments; (ii) certificates of limited partnership or assumed name, including amendments, with respect to the Partnership; (iii) all conveyances and other instruments which the General Partner deems appropriate to qualify or continue the Partnership in the State of Delaware and any other jurisdictions in which the Partnership may conduct business, or which may be required to be filed by the Partnership or the Partners under the laws of any jurisdiction; and (iv) to file, prosecute, defend, settle or compromise litigation, claims or arbitrations on behalf of the Partnership.  The Power of Attorney granted herein shall be deemed to be coupled with an interest, shall survive and shall not be affected by the subsequent incapacity, disability or death of a Limited Partner.

14.   Withdrawal of a Partner.

The Partnership shall be dissolved upon the withdrawal, dissolution, insolvency or removal of the General Partner, or any other event that causes the General Partner to cease to be a general partner under the Act, unless the Partnership is continued pursuant to the terms of Section 4(a)(3).  In addition, the General Partner may withdraw from the Partnership, without any breach of this Agreement, at any time upon 120 days’ written notice by first class mail, postage prepaid, to each Limited Partner.  If the General Partner withdraws as general partner, and the Partnership’s business is continued pursuant to the terms of Section 4(a)(3)(ii), the withdrawing General Partner shall pay all expenses incurred by the Partnership as a result of its withdrawal.

The General Partner may not assign its general partner interest or its obligation to direct the trading of the Partnership’s assets without the consent of each Limited Partner.  The General Partner will notify all Limited Partners of any change in the principals of the General Partner.

A Limited Partner ceasing to be a limited partner will not terminate or dissolve the

Partnership.  No Limited Partner, including such Limited Partner’s estate, custodian or personal representative, shall have any right to redeem or value such Limited Partner’s interest in the Partnership except as provided in Section 11.  Each Limited Partner agrees that in the event of his or her death, he or she waives on behalf of himself and of his or her estate, and directs the legal representatives of his or her estate and any person interested therein to waive, any inventory, accounting or appraisal of the assets of the Partnership and any right to an audit or examination of the books of the Partnership.  Nothing in this Section 14 shall, however, waive any right for a Limited Partner to be informed of the Net Asset Value of his or her Units, to receive periodic reports, audited financial statements and other pertinent information from the General Partner or the Partnership or to redeem or transfer Units.

15.   Standard of Liability; Indemnification.

(a)   Standard of Liability for the General Partner.  The General Partner and its Affiliates (as defined below) shall have no liability to the Partnership or to any Partner for any loss suffered by the Partnership which arises out of any action or inaction of the General Partner or its Affiliates if the General Partner, in good faith, determined that such course of conduct was in the best interests of the Partnership, and such course of conduct did not constitute negligence or misconduct on behalf of the General Partner or its Affiliates.

(b)   Indemnification of the General Partner by the Partnership.  To the fullest extent permitted by law, subject to this Section 15, the General Partner and its Affiliates shall be indemnified by the Partnership against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Partnership; provided, that such claims were not the result of negligence or misconduct on the part of the General Partner or its Affiliates, and the General Partner, in good faith, determined that such conduct was in the best interests of the Partnership; and provided further, that Affiliates of the General Partner shall be entitled to indemnification only for losses incurred by such Affiliates in performing the duties of the General Partner and acting wholly within the scope of the authority of the General Partner.

Notwithstanding anything to the contrary contained in the preceding paragraph, none of the General Partner, its Affiliates or any persons acting as selling agent for the Units shall be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless (1) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and the court approves indemnification of the litigation costs, or (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves indemnification of the litigation costs, or (3) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

In any claim for indemnification for federal or state securities law violations, the party seeking indemnification shall place before the court the position of the Securities and Exchange Commission, the California Department of Corporations, the Massachusetts Securities Division, the Pennsylvania Securities Commission, the Tennessee Securities Division, the Texas Securities Board and any other state or applicable regulatory authority with respect to the issue of indemnification for securities law violations.

The Partnership shall not bear the cost of that portion of any insurance which insures any party against any liability the indemnification of which is herein prohibited.

For the purposes of this Section 15, the term, “Affiliates,” shall mean any person acting on behalf of or performing services on behalf of the Partnership who:  (1) directly or indirectly controls, is controlled by, or is under common control with the General Partner; or (2) owns or controls 10% or more of the outstanding voting securities of the General Partner; or (3) is an officer or director of the General Partner; or (4) if the General Partner is an officer, director, partner or trustee, is any entity for which the General Partner acts in any such capacity.

Advances from Partnership funds to the General Partner and its Affiliates for legal expenses and other costs incurred as a result of any legal action initiated against the General Partner by a Limited Partner are prohibited.

Advances from Partnership funds to the General Partner and its Affiliates for legal expenses and other costs incurred as a result of a legal action will be made only if the following three conditions are satisfied:  (1) the legal action relates to the performance of duties or services by the General Partner or its Affiliates on behalf of the Partnership; (2) the legal action is initiated by a third party who is not a Limited Partner; and (3) the General Partner or its Affiliates undertake to repay the advanced funds, with interest from the initial date of such advance, to the Partnership in cases in which they would not be entitled to indemnification under the standard of liability set forth in Section 15(a).

In no event shall any indemnity or exculpation provided for herein be more favorable to the General Partner or any Affiliate than that contemplated by the NASAA Guidelines as in effect on the date of this Agreement.

In no event shall any indemnification permitted by this Section 15(b) be made by the Partnership unless all provisions of this Section for the payment of indemnification have been complied with in all respects.  Furthermore, it shall be a precondition of any such indemnification that the Partnership receive a determination of qualified independent legal counsel in a written opinion that the party which seeks to be indemnified hereunder has met the applicable standard of conduct set forth herein.  Receipt of any such opinion shall not, however, in itself, entitle any such party to indemnification unless indemnification is otherwise proper hereunder.  Any indemnification payable by the Partnership hereunder shall be made only as provided in the specific case.

In no event shall any indemnification obligations of the Partnership under this Section 15(b) subject a Limited Partner to any liability in excess of that contemplated by Section 7(e).

(c)           Indemnification of the Partnership by the Partners.  In the event the Partnership is made a party to any claim, dispute or litigation or otherwise incurs any loss or expense as a result of or in connection with any Partner’s activities, obligations or liabilities unrelated to the Partnership’s business, such Partner shall indemnify and reimburse the Partnership for all such loss and expense incurred, including reasonable attorneys’ fees.

16.   Amendments; Meetings.

(a)   Amendments with Consent of the General Partner.  The General Partner may amend this Agreement with the approval of the majority of the Units.  No meeting procedure or specified notice period is required in the case of amendments made with the consent of the General Partner, mere receipt of an adequate number of unrevoked written consents being sufficient.  The General Partner may also amend this Agreement without the consent of the Limited Partners in order: (i) to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency (including any inconsistency between this Agreement and the Disclosure Document); (ii) to effect the intent of the allocations proposed herein to the maximum extent possible in the event of a change in the Code or the interpretations thereof affecting such allocations; (iii) to attempt to ensure that the Partnership is taxed as a partnership; (iv) to qualify or maintain the qualification of the Partnership as a limited partnership in any jurisdiction; (v) to change this Agreement as required by the Staff of the Securities and Exchange Commission, any other federal agency or any state “Blue Sky” official or in order to opt to be governed by any amendment or successor statute to the Act; (vi) to make any amendment to this Agreement which the General Partner deems advisable, provided that such amendment is not adverse to the Limited Partners; and (vii) to make any amendment to this Agreement required by law.

(b)   Amendments and Actions without Consent of the General Partner.  In any vote called by the General Partner or pursuant to Section 16(c), upon the affirmative vote of holders of a majority of the Units, the following actions may be taken, irrespective of whether the General Partner concurs:  (i) this Agreement may be amended, provided, however, that the approval of all Limited Partners shall be required in the case of amendments changing or altering this Section 16, extending the term of the Partnership or increasing the brokerage commissions or Administrative Fees payable by the Partnership; (ii) the Partnership may be dissolved; (iii) the General Partner may be removed and replaced; (iv) a new general partner may be elected if the General Partner withdraws from the Partnership; (v) the sale of all or substantially all of the assets of the Partnership may be approved; and (vi) any contract with the General Partner or any of its affiliates may be disapproved of and terminated upon 60 days’ notice.

No reduction of any Limited Partner’s capital account or modification of the percentage of profits, losses or distributions to which a Limited Partner is entitled shall be made without such Limited Partner’s written consent.

(c)   Meetings; Other Voting Matters.  Any Limited Partner may obtain from the General Partner, provided that reasonable copying and mailing costs are paid in advance, a list of the names, addresses and number of Units held by each Limited Partner.  Such list will be mailed by the General Partner within 10 days of the receipt of the request; provided, that the General Partner may require any Limited Partner requesting such information to submit written confirmation that such information will not be used for commercial purposes unrelated to such Limited Partner’s interest as a Limited Partner.

Upon receipt of a written proposal, signed by Limited Partners owning at least 10% of the Units, that a meeting of the Partnership be called to vote on any matter on which the Limited Partners are entitled to vote, the General Partner will, by written notice to each Limited Partner of record sent by certified mail within 15 days after such receipt, call the meeting.  Such meeting shall be held at least 30 days but not more than 60 days after the mailing of such notice, and such notice shall specify the date, a reasonable place and time for such meeting, as well as its purpose.

In determining whether a majority of the Units has approved an action or amendment, only Units owned by Limited Partners shall be counted.  Any Units acquired by the General Partner or any of its Affiliates will be non-voting, and will not be considered outstanding for purposes of determining whether the majority approval of the outstanding Units has been obtained.

The General Partner may not restrict the voting rights of Limited Partners as set forth herein.

In the event that this Agreement is to be amended in any material respect, the amendment will not become effective prior to all Limited Partners having an opportunity to redeem their Units.

17.   Benefit Plan Investors.

Each Limited Partner that is, or is investing assets on behalf of, an “employee benefit plan” as defined in, and subject to the fiduciary responsibility provisions of, ERISA or of a “plan,” as defined in and subject to Section 4975 of the Code (collectively, a “Plan”), and each fiduciary who has caused a Plan to become a Limited Partner (a “Plan Fiduciary”), represents and warrants that:  (a) the Plan Fiduciary has considered an investment in the Partnership in light of the risks relating thereto; (b) the Plan Fiduciary has determined that the investment in the Partnership is consistent with the Plan Fiduciary’s responsibilities under ERISA; (c) the investment in the Partnership by the Plan does not violate and is not otherwise inconsistent with the terms of any legal document constituting the Plan or any trust agreement thereunder; (d) the Plan’s investment in the Partnership has been duly authorized and approved by all necessary parties; (e) none of the General Partner, any Trading Advisor, the Clearing Broker, the F/X Prime Broker, any financial advisor, any of their respective affiliates or any of their respective agents or employees:  (i) has investment discretion with respect to the assets of the Plan used to purchase Units; (ii) has authority or responsibility to or regularly gives investment advice with respect to the assets of the Plan used to purchase Units for a fee and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to the Plan and that such advice will be based on the particular investment needs of the Plan; or (iii) is an employer maintaining or contributing to the Plan; and (f) the Plan Fiduciary:  (i) is authorized to make, and is responsible for, the decision of the Plan to invest in the Partnership, including the determination that such investment is consistent with the requirement imposed by Section 404 of ERISA that Plan investments be diversified so as to minimize the risks of large losses; (ii) is independent of the General Partner, each Trading Advisor, the Clearing Broker, the F/X Prime Broker, each financial advisor and each of their respective affiliates;  and (iii) is qualified to make such investment decision.

18.   GOVERNING LAW.

THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW; PROVIDED, THAT THE FOREGOING CHOICE OF LAW SHALL NOT RESTRICT THE APPLICATION OF ANY STATE’S SECURITIES LAWS TO THE SALE OF UNITS TO ITS RESIDENTS OR WITHIN SUCH STATE.

19.   Miscellaneous.

(a)   Notices.  All notices under this Agreement must be in writing and will be effective upon personal delivery, or if sent by first class mail, postage prepaid, upon the deposit of such notice in the U.S. mail.

(b)   Binding Effect.  This Agreement shall inure to and be binding upon all of the parties hereto and all parties indemnified under Section 15, as well as their respective successors and assigns, custodians, estates, heirs and personal representatives.

For purposes of determining the rights of any Partner or assignee hereunder, the Partnership and the General Partner may rely upon the Partnership records as to who are Partners and assignees, and all Partners and assignees agree that their rights shall be determined and they shall be bound thereby.

(c)   Issuance of Different Classes of Units.

(1)   The General Partner may at any time and from time to time, issue different classes of Units (each, a “Class”), and may adjust the allocation, voting and other provisions of this Agreement so as equitably to reflect the issuance of such additional Classes, provided that doing so is not adverse to existing Limited Partners.  The terms applicable to any such Class of Units shall be set forth in any amendment to this Agreement, the Disclosure Document or any supplement thereto, resolutions of the Partnership or such other form, as determined by the General Partner.

(2)   The General Partner may also alter the terms on which Units of any Class are sold, provided that doing so is not adverse to existing Limited Partners.

(3)   The fact that, for purposes of convenience, Units issued by the Partnership shall be designated as being Units of different “Classes” shall in no respect imply that these Units constitute different classes of equity interests as opposed to simply being subject to different fees.

(d)   Captions.  Captions are not part of this Agreement.

(e)   Close of Business.  The General Partner will decide when the close of business occurs.

*      *      *      *      *

The parties hereby execute this Tenth Amended and Restated Limited Partnership Agreement as of April 30, 2012.

GENERAL PARTNER:

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC

By	/s/ Deann D. Morgan
Deann D. Morgan